SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Infinity Resources Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45672K 107

(CUSIP Number)

Mitchell A. Saltz

c/o Infinity Resources Holdings Corp.

1375 North Scottsdale Road, Suite 140

Scottsdale, Arizona 85257

(480) 889-2650

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

July 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45672K 107	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mitchell A. Saltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,406,957(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,406,957(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,406,957(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.41%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 30,603,469 shares of Common Stock held by Southwest Green Investments, L.L.C., of which Mitchell A. Saltz controls the investment decisions and which is owned by a limited partnership in which Mitchell A. Saltz owns an indirect interest; 15,753,488 shares of Common Stock held by Stockbridge Enterprises, L.P., of which Mitchell A. Saltz controls the investment decisions and which is owned by a limited partnership in which Mitchell A. Saltz owns an indirect interest; and 50,000 shares of Common Stock issuable upon exercise of currently vested options held by Mitchell A. Saltz.
(2)	Based on 95,807,463 shares of Common Stock outstanding on July 16, 2013.

CUSIP No. 45672K 107	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Southwest Green Investments, L.L.C. I.R. S. Identification No. 26-4816252
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,603,469
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,603,469
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,603,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.94%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(2)	Based on 95,807,463 shares of Common Stock outstanding on July 16, 2013.

CUSIP No. 45672K 107	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stockbridge Enterprises, L.P. I.R. S. Identification No. 27-0467220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,753,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,753,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,753,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.44%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(2)	Based on 95,807,463 shares of Common Stock outstanding on July 16, 2013.

CUSIP No. 45672K 107	Page 5 of 7

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (“Common Stock”), of Infinity Resources Holdings Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Mitchell A. Saltz, an individual (“Saltz”); (ii) Southwest Green Investments, L.L.C., a Nevada limited liability company (“Southwest Green”); and (iii) Stockbridge Enterprises, L.P., a Nevada limited partnership (“Stockbridge”). Saltz controls the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest. As a result of the foregoing, Saltz may be deemed beneficially to own the securities of the Issuer owned by Southwest Green and Stockbridge.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 17, 2012, a copy of which is attached as Exhibit A to the Schedule 13D, pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

(b) The business address of Saltz is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The address of the principal office of Southwest Green is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The principal business of Southwest Green is investments. The address of the principal office of Stockbridge is c/o Infinity Resources Holdings Corp., 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257. The principal business of Stockbridge is investments.

(c) Saltz is a director of the Issuer. The address of the Issuer is 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a U.S. citizen.

Item 4.	Purpose of the Transaction

On March 29, 2013, Stockbridge exercised warrants to purchase an aggregate of 7,232,779 shares of Common Stock at the exercise price of $0.37 per share, net of 172,797 shares of Common Stock that were withheld for tax purposes.

On July 16, 2013, Stockbridge converted all of the outstanding principal and interest on a 9% Senior Secured Convertible Note held by Stockbridge for an aggregate of 8,382,597 shares of Common Stock, at the conversion rate of $0.362 per share.

Subject to ongoing evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 45672K 107	Page 6 of 7

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Southwest Green beneficially owns 30,603,469 shares of Common Stock, which represent approximately 31.94% of the outstanding shares of Common Stock. Stockbridge beneficially owns 15,753,488 shares of Common Stock, which represents approximately 16.44% of the outstanding shares of Common Stock. Saltz beneficially owns 50,000 shares of Common Stock issuable upon exercise of currently vested options. By reason of Saltz controlling the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest, Saltz may be deemed to beneficially own 46,406,957 shares of Common Stock, which represent approximately 48.41% of the outstanding shares of Common Stock.

(b) Southwest Green has the sole power to vote and sole power to dispose of 30,603,469 shares of Common Stock, which represent approximately 31.94% of the outstanding shares of Common Stock. Stockbridge has the sole power to vote and sole power to dispose of 15,753,488 shares of Common Stock, which represent approximately 16.44% of the outstanding shares of Common Stock. Saltz beneficially owns 50,000 shares of Common Stock issuable upon exercise of currently vested options. By reason of Saltz controlling the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest, Saltz may be deemed to have the sole power to vote and sole power to dispose of 46,406,957 shares of Common Stock, which represent approximately 48.41% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in this Amendment No. 1 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 45672K 107	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 31, 2013	/s/ Mitchell A. Saltz
Mitchell A. Saltz

SOUTHWEST GREEN INVESTMENTS, L.L.C.

	By:	/s/ Mitchell A. Saltz
Name: Mitchell A. Saltz
Title: Manager

STOCKBRIDGE ENTERPRISES, L.P.

	By:	Stockbridge Management Group, LLC
Its: General Partner

	By:	/s/ Mitchell A. Saltz
Name: Mitchell A. Saltz
Title: Manager